07026986

AIKINS

RECEIVED

2007 OCT -2 A 9:36

SUPPL

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

PLEASE REPLY TO
W. Douglas Stewart

DIRECT LINE
(204) 957-4890

DIRECT E-MAIL
wds@aikins.com

DIRECT FAX
(204) 957-4212

LEGAL ASSISTANT
Cathie Lindley

DIRECT LINE
(204) 957-4836

DIRECT E-MAIL
cathiel@aikins.com

FILE NO.
0700971

September 28, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attention: Paul Dudek, Office Chief, Office of International Corporate Finance

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

Ladies and Gentlemen:

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended. The materials listed below are all materials required to be filed pursuant to Rule 12g3-2(b) under the Securities Act of 1934 since the submission of the Company's Rule 12g3-2(b) application on August 1, 2007.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

1. News releases dated: September 24, 2007 and September 7, 2007.

2. Material change report dated September 24, 2007 announcing the issuance of 3,448,276 flow-through shares of the Company at a price of $1.45 per share for aggregate gross proceeds of $5,000,000.

3. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

B. Information filed by the Company with the TSX Venture Exchange

1. Form 4B *Private Placement Notice Form* dated September 21, 2007 regarding the closing of a private placement of 3,448,276 flow-through shares of the Company.

2. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

dlw 10/2

C. **Information which the Company has distributed to its security holders**

1. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per:

W. DOUGLAS STEWART

WDS/cl
Encls.

AIKINS

COPY

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

PLEASE REPLY TO
W. Douglas Stewart

DIRECT LINE
(204) 957-4890

DIRECT E-MAIL
wds@aikins.com

DIRECT FAX
(204) 957-4212

LEGAL ASSISTANT
Cathie Lindley

DIRECT LINE
(204) 957-4836

DIRECT E-MAIL
cathiel@aikins.com

FILE NO.
0700971

September 28, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attention: Paul Dudek, Office Chief, Office of International Corporate Finance

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

Ladies and Gentlemen:

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended. The materials listed below are all materials required to be filed pursuant to Rule 12g3-2(b) under the Securities Act of 1934 since the submission of the Company's Rule 12g3-2(b) application on August 1, 2007.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

1. News releases dated: September 24, 2007 and September 7, 2007.

2. Material change report dated September 24, 2007 announcing the issuance of 3,448,276 flow-through shares of the Company at a price of $1.45 per share for aggregate gross proceeds of $5,000,000.

3. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

B. Information filed by the Company with the TSX Venture Exchange

1. Form 4B *Private Placement Notice Form* dated September 21, 2007 regarding the closing of a private placement of 3,448,276 flow-through shares of the Company.

2. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

C. Information which the Company has distributed to its security holders

1. Unaudited Interim Financial Statements and accompanying Management's Discussion & Analysis for the interim period ended June 30, 2007 and accompanying officer certifications.

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per: ORIGINAL SIGNED BY

W. DOUGLAS STEWART

WDS/cl
Encls.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: September 6, 2007.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $5,000,000.

5. Proposed use of proceeds:

   Exploration and development program on the Issuer's mineral properties.

6. (a) Description of shares to be issued:

   (i) Class: Common shares of the Issuer issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

   (ii) Number: 3,448,276 Common Shares.

   (iii) Price per security: $1.45 per Common Share.

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: Nil ______.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: NA.

   (iii) Exercise price of Warrants: Year 1: NA ___ Year 2: NA ______

   Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

   (iv) Expiry date of Warrants: NA.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: NA.

   (ii) Number of Listed Shares to be issued on conversion: ______.

   (iii) Expiry/Maturity date: ______.

   (iv) Interest rate: ______.

   (v) Conversion terms: ______.

   (vi) Default provisions: ______.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 3,448,276.

7. Issued and outstanding Listed Shares at the date of the price reservation: 168,139,333.

8. Placees

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

NA

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
NA
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable) NA

(c) Cash NA.

(d) Securities NA.

(e) Expiry date of any Agent's Option NA.

(f) Exercise price of any Agent's Option NA.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

    None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

    None.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
    No.
    If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   NA

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   NA

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   NA

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   NA

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   NA

6. No new Control Person is created by the issuance of the Shares:
   NA

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   NA

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   NA

9. All Placees have been disclosed as required above and have committed all subscription funds:
   NA

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
NA

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: NA.

(ii) For Previous Expedited Private Placements: NA.

(iii) For this transaction: NA.

Total ((i) + (ii) + (iii)): NA.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? No

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II? Yes

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: NA

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: Sept. 21/07

Gestur Kristjansson
Name of Director and/or
Senior Officer

[signature]
Signature

Chief Financial Officer
Official Capacity

Schedule "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
CMP 2007 Resources Limited Partnership 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel : (416) 365-5180	Same	2,298,850	2,298,850 Common Shares	<10%	NA
Canada Dominion Resources 2007 Limited Partnership 1 Adelaide Street East 29th Floor Toronto, ON M5C 2V9 Tel : (416) 365-5180	Same	1,149,426	1,149,426 Common Shares	<10%	NA

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Closes Private Placement Offering

September 24, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the Corporation's previously announced private placement offering (the "Offering") of up to 3,448,276 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.45 per share. At the closing the Corporation issued the full 3,448,276 Flow-Through Shares to certain investment accounts managed by an institutional investor, for aggregate gross proceeds of $5,000,000. The Flow-Through Shares issued pursuant to the Offering are subject to a four month hold period ending January 22, 2008.

The Offering was non-brokered and no person or company received any agency fee or other compensation in connection with the Offering. The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used by the Corporation to explore gold targets along the Rice Lake Belt.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   Lot 1, Block 12
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   September 21, 2007

3. **News Release:**

   The Company issued a press release regarding the material change on September 21, 2007, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On September 21, 2007, the Corporation completed the issuance of 3,448,276 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.45 per Flow-Through Share for aggregate gross proceeds of $5,000,000.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Dale Ginn, Chief Executive Officer
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 24th day of September, 2007.

SAN GOLD CORPORATION

Per: *"Gestur Kristjansson"*
Gestur Kristjansson, Chief Financial Officer

SCHEDULE "A"

San Gold Corporation Closes Private Placement Offering

September 24, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the closing of the Corporation's previously announced private placement offering (the "Offering") of up to 3,448,276 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.45 per share. At the closing the Corporation issued the full 3,448,276 Flow-Through Shares to certain investment accounts managed by an institutional investor, for aggregate gross proceeds of $5,000,000. The Flow-Through Shares issued pursuant to the Offering are subject to a four month hold period ending January 22, 2008.

The Offering was non-brokered and no person or company received any agency fee or other compensation in connection with the Offering. The final closing of the Offering is subject to the approval of the TSX Venture Exchange.

The net proceeds of the Offering will be used by the Corporation to explore gold targets along the Rice Lake Belt.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release is not for dissemination in the United States or for distribution to U.S. news wire services.

San Gold
CORPORATION

San Gold Corporation Announces Private Placement Offering

September 6, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced the intention of the Corporation to undertake a private placement offering (the "Offering") of up to 3,448,276 common shares of the Corporation to be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.45 per share for aggregate gross proceeds of up to $5,000,000. The Corporation anticipates that the entire Offering will be purchased by one institutional investor on behalf of certain managed accounts.

The Offering is non-brokered and no person or company will receive any agency fee or other compensation in connection with the Offering. All the terms of the Offering are subject to the approval of the TSX Venture Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, R. Dale Ginn, Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August _____29__, 2007.

"Signed""
R. Dale Ginn
Chief Executive Officer
San Gold Corporation

Form 52-109F2 – Certification of Interim Filings

San Gold Corporation

I, Gestur Kristjansson, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal controls over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007.

Gestur Kristjansson
Chief Financial Officer
San Gold Corporation

SAN GOLD CORPORATION
JUNE 30, 2007
NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

If an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor had not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	JUNE 30 2007	DECEMBER 31 2006
CURRENT ASSETS		
Cash	$ 6,377,416	$ 12,210,678
Accounts receivable	1,961,770	1,862,244
Marketable securities (Note 3)	9,929,902	837,332
Supply inventory	1,158,462	788,961
Gold in process	3,298,095	2,719,891
Prepaid expenses	149,293	180,525
	22,874,938	**18,599,631**
PROPERTY, PLANT & EQUIPMENT (Note 4)	**8,592,671**	**6,878,139**
MINERAL PROPERTIES (Note 5)	**33,607,607**	**28,245,175**
OTHER ASSETS		
Collateral deposit	450,000	450,000
Deferred financing costs (Note 6)	-	877,604
Mining claims and options (Note 7)	459,649	332,649
Promissory note (Note 16)	98,376,533	58,949,805
	99,286,182	**60,610,058**
	$ 164,361,398	**$ 114,333,003**

LIABILITIES

	JUNE 30 2007	DECEMBER 31 2006
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 4,752,821	$ 4,893,516
Convertible debentures (Note 13)	7,605,907	-
Deferred revenue (Note 16)	2,651,813	644,383
Current portion long-term debt (Note 8)	340,572	172,950
Current portion of royalty obligation (Note 16)	2,010,430	579,013
	17,361,543	**6,289,862**
LONG-TERM LIABILITIES		
Asset retirement obligation (Note 9)	1,284,722	1,222,306
Convertible debentures (Note 13)	6,017,168	15,811,741
Long-term debt (Note 8)	540,789	253,155
Royalty obligation (Note 16)	96,868,158	58,868,163
	104,710,837	**76,155,365**

SHAREHOLDERS' EQUITY

	JUNE 30 2007	DECEMBER 31 2006
Share capital (Note 10)	89,995,102	65,466,412
Contributed surplus (Note 12)	8,427,975	5,428,333
Deficit	(56,134,059)	(39,006,969)
	42,289,018	**31,887,776**
	$ 164,361,398	**$ 114,333,003**

Commitment (Note 19)

APPROVED BY THE BOARD: _"Hugh Wynne"_ __________ Director

"Dale Ginn" ____________ Director

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	JUNE 30 2007	JUNE 30 2006	JUNE 30 2007	JUNE 30 2006
REVENUE	$ 1,378,384	$ -	$ 1,832,370	$ -
OPERATIONS				
Operations	6,073,887	2,972,810	9,295,633	5,385,783
Asset retirement accretion	31,208	25,000	62,416	50,000
Amortization of property, plant, & equipment	537,201	15,875	1,045,589	30,943
Depletion of mineral properties	218,479	-	361,184	-
LOSS FROM OPERATIONS	5,482,391	3,013,685	8,932,452	5,466,726
Exploration	1,046,124	1,696,690	2,245,484	3,352,547
General and administrative	1,369,673	1,336,207	2,721,061	2,360,207
Accretion of convertible debentures	123,258	66,056	268,844	119,529
Deferred financing	121,600	88,542	333,649	110,041
Royalty expense	1,005,212	-	2,010,425	-
Interest expense	695,839	257,572	1,114,947	332,008
Share based compensation	989,285	3,096,087	1,334,726	3,096,087
NET LOSS BEFORE OTHER REVENUE	10,833,382	9,554,839	18,961,588	14,837,145
OTHER REVENUE				
Indemnification fee	19,996	16,227	38,428	32,454
Interest income	1,376,418	1,644,921	2,426,887	1,801,628
LOSS FOR THE PERIOD	9,436,968	7,893,691	16,496,273	13,003,063
DEFICIT - BEGINNING OF THE PERIOD	(46,025,848)	(22,439,160)	(39,006,969)	(17,473,460)
Mark to market adjust to marketable securities	-	-	40,426	-
Share Issue Costs	(671,243)	(143,672)	(671,243)	-
DEFICIT - END OF THE PERIOD	$ (56,134,059)	$ (30,476,523)	$ (56,134,059)	$ (30,476,523)
LOSS PER COMMON SHARE: Basic & diluted	(0.0628)	(0.0703)	(0.1129)	(0.1220)

SAN GOLD CORPORATION
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
	JUNE 30 2007	JUNE 30 2006	JUNE 30 2007	JUNE 30 2006
OPERATING ACTIVITIES				
Loss for the period	$ (9,436,968)	$ (7,893,691)	$ (16,496,273)	$ (13,003,063)
Add: Items not affecting cash				
Accretion - convertible debentures	123,258	66,056	268,844	119,529
Accretion - asset retirement obligation	31,208	25,000	62,416	50,000
Amortization - deferred financing costs	121,600	88,542	333,649	110,041
Amortization - property, plant & equipment	537,201	15,875	1,045,589	30,943
Depletion - mineral properties	218,479	-	361,184	-
Share-based compensation	989,285	3,096,087	1,334,726	3,096,087
Adjustment from accounting policy adoption	-	-	40,426	-
Net change in non-cash working capital	2,511,444	(2,859,528)	1,259,360	(4,877,472)
	(4,904,493)	(7,461,659)	(11,790,079)	(14,473,935)
INVESTING ACTIVITIES				
Purchase of property, plant & equipment	(926,508)	(271,825)	(2,760,121)	(557,533)
Investment in mineral properties	(1,924,483)	-	(5,723,616)	-
Increase in marketable securities	(8,118,071)	(3,816,756)	(9,092,570)	(3,878,087)
Purchase of mining claims and options	-	(50,000)	-	(50,000)
	(10,969,062)	(4,138,581)	(17,576,307)	(4,485,620)
FINANCING ACTIVITIES				
Proceeds from shares issued and subscribed	21,883,605	8,365,213	23,605,611	10,032,980
Proceeds from capital lease	-	-	603,692	-
Proceeds from debentures	-	3,045,000	-	10,000,000
Convertible debt issue costs	-	(234,508)	-	(724,940)
Share issue costs	(527,743)	(23,428)	(527,743)	(36,740)
Repayment of long-term debt	(84,666)	(25,788)	(148,436)	(50,980)
	21,271,196	11,126,489	23,533,124	19,220,320
CHANGE IN CASH	5,397,641	(473,751)	(5,833,262)	260,765
CASH, BEGINNING OF THE PERIOD	979,775	4,279,388	12,210,678	3,544,872
CASH, END OF THE PERIOD	$ 6,377,416	$ 3,805,637	$ 6,377,416	$ 3,805,637
Supplementary Information				
Interest paid	$ 189,492	$ 5,967	$ 223,936	$ 23,086

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7th, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon a number of factors, including the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On June 30th, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end was August 31st, 2005. Subsequently, the Company changed its financial year-end to December 31st.

Rice Lake Gold Corporation is a wholly owned subsidiary (through Rice Lake Joint Venture Inc.) of the Company. The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18th, 1998. The mine was placed on care and maintenance until August 8th, 2001. The mine, together with the nearby San Gold #1 mine, was readied for production with the initial gold pour taking place on August 23rd, 2006. The Company advances operational funding to Rice Lake Gold Corporation (through Rice Lake Joint Venture Inc.). Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the six month period ended June 30th, 2007, the Company had a loss of $16,496,273 (June 30th, 2006 - $13,003,063) including its loss from the operations of Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

Until such time as the Company is able to reach a profitable level of operations it will be necessary to seek new financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Towards this end, the company was successful in completing a private placement financing of $21,714,466 during the latter part of the quarter. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

1. Nature of operations and going concern assumption (continued)

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2. Significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these interim consolidated financial statements are consistent with those used in the Company's December 31st, 2006 annual consolidated financial statements. These interim consolidated financial statements do not include all of the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the December 31st, 2006 annual consolidated financial statements.

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

Section 3855, "Financial Instruments – Recognition and Measurement"

Section 3865, "Hedging"

Section 1530, "Comprehensive Income"

Section 3251, "Equity"

Section 3861, "Financial Instruments – Disclosure and Presentation"

Section 1506, "Accounting Changes"

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a.) Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue, or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

2. Significant accounting policies (continued)

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt, and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet as amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held-for-trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and Promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1st, 2007.

b.) Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

2. Significant accounting policies (continued)

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but quality for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not quality for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

c) Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d) Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e) Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classifications of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

2. Significant accounting policies (continued)

f) Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with the financial statements of other entities.

g) Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring, and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The Sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1st, 2007. This Section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies, and processes for managing capital.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is currently considering the affect on the financial statements of the new standards.

3. Marketable securities

	June 30, 2007	December 31, 2006
5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 69,912	$ 68,560
1-year cashable GIC, interest at 4.15%, maturing January 2008. (1)	7,502,682	--
Export Development Canada Bond, annual yield 4.35%, maturing Sept 17, 2007, value at maturity of $1,506,379	1,491,978	--
Gold certificates, 1,251.416 oz with a market value at June 30, 2007 being $691.48 per oz.	865,330	768,772
	$ 9,929,902	**$ 837,332**

(1) Note, as interest rates in the above noted securities approximate market rates, fair value approximates noted carrying value and no adjustment to fair value has been undertaken.

4. Property, plant and equipment

	June 30, 2007			December 31, 2006		
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated amortization	Net Book Value
Land	$ 469,210	$ --	$ 469,210	$ 469,210	$ –	$ 469,210
Buildings	1,100,311	52,123	1,048,188	341,868	32,846	309,022
Motor vehicles	50,844	24,873	25,971	42,344	21,028	21,316
Furniture and office equipment	280,630	99,894	180,736	243,528	82,293	161,235
Assets under capital lease	652,147	49,111	603,036	42,760	--	42,760
Plant and equipment	7,235,810	970,280	6,265,530	5,889,123	14,527	5,874,596
	$ 9,788,952	**$ 1,196,281**	**$ 8,592,671**	**$ 7,028,833**	**$ 150,694**	**$ 6,878,139**

5. Mineral properties

	June 30, 2007			December 31, 2006		
	Cost	Accumulated depletion	Net Book Value	Cost	Accumulated depletion	Net Book Value
Mine development	$16,480,336	$ 396,408	$16,083,928	$16,480,336	$ 270,047	$16,210,289
Mineral properties	17,934,102	410,423	17,523,679	12,210,486	175,600	12,034,886
	$34,414,438	**$ 806,831**	**$33,607,607**	**$28,690,822**	**$445,647**	**$28,245,175**

6. Deferred financing costs

	June 30, 2007	December 31, 2006
Balance, beginning of the period	$ 877,604	$ 110,023
Debenture issue costs	-	1,172,171
Share issue costs of convertible debentures	-	(110,023)
Amortization of debenture issue costs	(333,649)	(294,567)
Deferred financing costs netted to liability	(543,955)	-
Balance, end of the period	**$ -**	**$ 877,604**

7. Mining claims and options

Summary of mining claims and options

	Partner	Location	Agreement entered	December 31, 2006 Carrying Value	Commitment for option
1	Peter Dunlop	7 claims	April 2004	$304,449 (December 31st, 2006 - $304,449) 3% Net smelter return to optioner, may be bought down by optioner	$875,000 by the third anniversary with $175,000 in Year 1 and $250,000 by Year 2
2	Greenbelt Gold Mines Inc.	27 claims 50% interest	January 2005	$155,200 (December 31st, 2006 - $28,200)	$750,000 by third anniversary with $200,000 in year 1 and $250,000 in year 2
3	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	2,223 hectares 20 claims Adjacent to Western boundry of Company's gold mine 50 % interest	August 2005	$nil (December 31st, 2006 - $nil) Optioner retains 3% gross overriding royalty on precious metals and 3% net smelter returns on base-metal production	$750,000 in exploration work over the 3 year period ending in August 2008 $100,000 in year 1, $250,000 in year 2 and $400,000 in Year 3
4	Marum Resources Inc. (a director of Marum Resources Inc. is also a director of the Company)	Beresford Lake 10 claims 2,320 hectares 25 km southeast of existing minesite	October 2005	$nil (December 31st, 2005 - $nil) 3 % overriding royalty on 3 of the claims (Blue Ace Group) 0.5 % royalty for the rest of the claims	$750,000 by August 31, 2008 $100,000 by August 2006 $250,000 in year 2 $500,000 in year 3 First year exploration commitment not met
5	Bissett Mineral Exploration Limited Partnership (a partner of Bissett Mineral Exploration Limited Partnership is also a director of the Company)	Mineral claims	1997	$nil (December 31st, 2006 - $nil)	The claim is accounted for as a part of mineral properties in 2006.
6	Corbett	Mineral claim W-5284	November 2005	$nil (December 31st, 2006 - $nil)	The claim was transferred to mineral properties in 2006.
	Total			$459,649 (December 31st, 2006 - $332,649)	

8. Long-term debt

	June 30, 2007	December 31, 2006
Term loan, repayable at $1,034 monthly plus interest at prime plus 1.500%, secured by marketable securities, due July 2009	$ 25,810	$ 32,014
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	258,630	300,336
Term loan, repayable at $5,936 blended monthly payments at 13% interest rate, secured by specific equipment, due February 2008	45,122	76,385
Capital lease, repayable at $20,960 blended monthly payments at 15% interest rate, secured by specific equipment, due January 2010	540,015	-
Capital lease, repayable at $1,020 monthly including interest at 7.1%, secured by specific equipment	11,784	17,370
Total	881,361	426,105
Current portion	340,572	172,950
Long-term portion	$ 540,789	$ 253,155

Principal due on long-term debt by period end and in aggregate over the next four years is approximately as follows:

June 30, 2008	$ 340,572
June 30, 2009	318,704
June 30, 2010	222,085
June 30, 2011	–
	$ 881,361

9. Asset retirement obligation

The mine operates under Environmental License No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade, and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1st, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligation, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17th, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the six month period ended June 30th, 2007 the Company recorded accretion expense of $62,416 (June 30th, 2006 – $50,000).

10. Share capital

Authorized: Unlimited number of common shares
Issued: 168,076,333 common shares (December 31st, 2006 – 141,055,425)

	June 30, 2007	December 31, 2006
Shares subscribed (not issued)	$ --	$ 186,028
Shares issued	89,995,102	65,280,384
	$ 89,995,102	**$ 65,466,412**

Shares subscribed represents amounts received or receivable for options and warrants for which shares have not been issued.

The Company's board of directors has approved a stock option plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options to acquire common shares that immediately vest.

	June 30, 2007		December 31, 2006	
Balance, beginning of the period	141,055,425	$ 65,280,384	95,681,368	$ 32,338,526
Private placements	21,714,466	19,543,020	7,111,511	13,933,899
Options exercised	787,534	640,663	2,580,355	962,224
Warrants exercised	841,098	839,549	30,235,050	15,739,033
Debentures converted	1,977,500	2,043,805	5,277,500	2,111,000
Debenture interest converted	1,251,733	1,106,130	69,641	43,702
Non monetary issues	448,577	541,551	100,000	152,000
Balance, end of the period	**168,076,333**	**$ 89,995,102**	**141,055,425**	**$ 65,280,384**

11. Options and warrants

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (December 31st, 2006 – 0%), expected volatility of 50% (December 31st, 2006 – 88%), risk free interest rate of 4.31% (December 31st, 2006 – 3.84%), and expected life of 1,825 days (December 31st, 2006 – 1,825 days).

A summary of the status of the Company's share option plan as at June 30th, 2007 and December 31st, 2006 and changes during the periods then ended is as follows:

	June 30, 2007	Average Price	December 31, 2006	Average Price
Balance, beginning of the period	8,386,776	$ 0.556	7,642,131	$ 0.311
Options granted	2,601,724	1.151	3,325,000	0.916
Options exercised	(787,534)	0.492	(2,580,355)	0.342
Options expired	-	-	-	-
Balance, end of the period	**10,200,966**	**$ 0.682**	**8,386,776**	**$ 0.556**

11. Options and warrants (continued)

The following options to purchase common shares were outstanding as at June 30th, 2007:

Date Granted	Price ($)	Number Outstanding	Expiry Date
February 15, 2003	0.170	250,000	Feb 15, 2008
July 5, 2004	0.150	1,700,000	Jul 05, 2009
October 5, 2004	0.170	129,000	Oct 05, 2009
June 30, 2005	0.290	36,230	May 06, 2007
June 30, 2005	0.386	17,557	Sep 08, 2008
June 30, 2005	0.580	25,000	Apr 08, 2009
June 30, 2005	0.483	91,455	Jun 01, 2009
August 8, 2005	0.380	2,400,000	Aug 08, 2010
October 2, 2005	0.380	25,000	Oct 02, 2010
March 3, 2006	0.650	800,000	Mar 03, 2011
May 23, 2006	1.200	1,825,000	May 23, 2011
June 1, 2006	1.120	300,000	Jun 01, 2011
December 13, 2006	1.080	300,000	Dec 13, 2011
January 29, 2007	1.160	301,724	Jan 26, 2012
May 17, 2007	0.960	2,000,000	May 17, 2012
		10,200,966	

A summary of the status of the Company's outstanding warrants as of June 30th, 2007 and December 31st, 2006 and changes during the periods then ended is as follows:

	June 30, 2007	Average Price	December 31, 2006	Average Price
Balance, beginning of the period	1,057,611	$ 0.650	33,453,554	$ 0.549
Warrants granted	10,857,233	1.250	-	-
Warrants exercised	(626,944)	0.650	(30,235,050)	0.534
Warrants expired	(311,667)	0.650	(2,160,893)	0.709
Balance, end of the period	**10,976,233**	**$ 1.244**	**1,057,611**	**$ 0.650**

The following warrants to purchase common shares were outstanding as at June 30th, 2007

Date Granted	Price ($)	Number outstanding	Expiry date
July 28, 2005	0.850	119,000	July 28, 2007
June 7, 2007	1.250	10,857,233	June 7, 2009
	1.244	**10,976,233**	

12. Contributed surplus

Changes in contributed surplus consisted of the following:

	June 30, 2007	December 31, 2006
Balance, beginning of the period	$ 5,428,333	$ 5,115,520
Conversion of debentures	-	(102,413)
Equity adjustment on debentures	-	1,188,299
Debentuers converted to shares	(130,251)	-
Warrant value on shares issued	2,171,446	
Warrants exercised	(81,719)	(2,591,675)
Warrants expired	(41,420)	(272,479)
Options issued	1,334,726	2,780,299
Options exercised	(253,140)	(689,218)
Balance, end of the period	**$ 8,427,975**	**$ 5,428,333**

13. Convertible debentures

In 2004, San Gold Resources Corporation completed offerings of subordinate convertible, redeemable, retractable debentures in the amount of $2,111,000. The Debentures had a term of two years from the initial closing date (November 3rd, 2004), and interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debentures were converted into common shares at a price of $0.40 per share for a total of 5,277,500 shares on January 31st, 2006. Interest of $43,702 was paid by the issue of 69,641 common shares at an average price of $0.628.

In February 2006, $10,000,000 worth of 2 year senior convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.80 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

In October 2006, $6,734,000 worth of 2 year senior secured convertible redeemable debentures were issued. The Debentures have a term of two years and bear interest at a rate of 10% per annum. Holders of Debentures may elect to receive interest payments in common shares of the Company (in lieu of cash) at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $1.60 per share at any time after the first anniversary of the date of issuance. The Debentures may be redeemed by the Company at any time at the option of the Company subject to the right of the Debenture holders to convert their Debentures into common shares upon such notice of redemption.

13. Convertible debentures (continued)

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing (without the conversion option) of 13% for the Debentures:

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability	$ 2,008,588	$ 7,838,435	$ 6,328,596	$ 16,175,619
Equity	102,412	248,011	405,404	755,827
	2,111,000	8,086,446	6,734,000	16,931,446
Conversion of debentures	(2,111,000)	-	-	(2,111,000)
Principal - June 30, 2007	**$ -**	**$ 8,086,446**	**$ 6,734,000**	**$ 14,820,446**

The accretion of the liability component of the convertible debentures, which increases the liability component from the initial allocation on the date of issuance, is reported as accretion of convertible debentures in the statement of operations.

	November 2004 Debenture	February 2006 Debenture	October 2006 Debenture	Total
Liability, December 31, 2005	$ 2,071,822	$ -	$ -	$ 2,071,822
Issuance of debentures	-	9,355,918	6,189,783	15,545,701
Accretion	39,178	236,578	29,462	305,218
Redemption of debentures	(2,111,000)	-	-	(2,111,000)
Liability, December 31, 2006	-	9,592,496	6,219,245	15,811,741
Deferred financing costs	-	(232,527)	(311,428)	(543,955)
Accretion		159,492	109,351	268,843
Redemption of debentures	-	(1,913,554)	-	(1,913,554)
Liability, June 30, 2007	**$ -**	**$ 7,605,907**	**$ 6,017,168**	**$ 13,623,075**

The following schedule reflects the financing costs associated with the convertible debentures.

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Accretion of debentures	$ 123,258	$ 66,056	$ 268,844	$ 119,529
Interest expense	657,663	46,675	1,048,761	291,819
	$ 780,921	**$ 112,731**	**$ 1,317,605**	**$ 411,348**

14. Income taxes

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Loss for the period before income taxes	$ 9,436,968	$ 7,893,691	$ 16,496,273	$ 13,003,063
Combined statutory tax rate	36.12%	36.62%	36.12%	36.62%
Income tax recovery based on statutory rate	3,408,633	2,890,670	5,958,454	4,761,722
Valuation allowance	(3,408,633)	(2,890,670)	(5,958,454)	(4,761,722)
	$ -	$ -	$ -	$ -

As at December 31st, 2006, the Company had non-capital loss carry forward amounts available for income tax purposes of $17,200,000 that expire as follows:

Taxation year	December 31, 2006	Expiry
2001	300,000	December 31, 2007
2002	500,000	December 31, 2008
2003	700,000	December 31, 2009
2004	1,200,000	December 31, 2013
2005	2,200,000	December 31, 2014
2005	1,800,000	December 31, 2015
2006	10,500,000	December 31, 2026
	$17,200,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of the purchase price of the flow-through shares issued to the purchasing shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at June 30th, 2007, the Company had an obligation to spend $5,849,913 of flow through capital renounced to shareholders in December 2006 (December 31st, 2006 - $7,667,267).

15. Related party transactions

Accounts receivable include $51,500 (December 31st, 2006 - $51,500) due from shareholders relating to the issue of share capital. The amounts are unsecured and have no fixed terms of payment.

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Balance, beginning of the quarter	$ 545,607	$ 171,631	$ (45,792)	$ (154,082)
Exploration expenses	361,753	1,031,156	1,826,753	1,954,549
Management fees	9,000	9,000	18,000	18,000
GST on services	18,215	72,811	101,566	138,078
Payments issued	(829,173)	(1,403,354)	(1,795,125)	(2,075,301)
Shares issued	-	-	-	-
Balance, end of the quarter	**$ 105,402**	**$ (118,756)**	**$ 105,402**	**$ (118,756)**

During the six month period, the Company purchased services for the sum of $1,844,753 (June 30th, 2006 - $1,972,549) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and executive chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on June 30th, 2007 of $105,402 (December 31st, 2006 - $(45,792)) are included in the accounts payables (December 31st, 2006 – accounts receivables) on the Company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

	Three Month Period Ended		Six Month Period Ended	
Dale Ginn	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Balance, beginning of the period	n/a	$ (12,420)	n/a	$ (12,420)
Salary & employee benefits		24,678		49,356
Direct exploration expenses		9,000		18,000
Management fees		9,000		18,000
Travel expenses		4,461		7,921
GST on services		1,572		3,074
Payments made		(48,711)		(96,351)
Balance, end of the period	**n/a**	**$ (12,420)**	**n/a**	**$ (12,420)**

Dale Ginn became an employee effective January 1, 2007. In the same period last year the Company purchased services for the sum of $85,356 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit.

16. Royalty obligation

	June 30, 2007	December 31, 2006
Promissory note due February 15, 2015, interest at 6%, pledged to secure royalty obligation	$ 10,000,000	$ 10,000,000
Promissory note due February 15, 2016, interest at 7%, pledged to secure royalty obligation	48,869,000	48,869,000
Promissory note due February 15, 2017, interest at 7%, pledged to secure royalty obligation	38,000,000	-
Accrued interest	1,507,533	80,805
	$ 98,376,533	$ 58,949,805

In the six month period ended June 30th, 2007, the Company sold a production royalty for proceeds of $38,000,000 (year ended December 31st, 2006 - $48,869,000). As part of this transaction, $38,000,000 (December 31st, 2006 - $48,869,000) of the sales price was invested with a financial institution and has been pledged to secure the Company's obligations under the royalty agreement.

The Company received $283,699 (2006 - $172,438) in indemnification fees for the indemnification provided for any breach of the royalty agreement by the Company and prepaid interest on the promissory notes of $2,122,968 (2006 - $4,342,185). The funds received pursuant to the indemnification have been presented as deferred revenue and are being recognized over the expected remaining life of the royalty agreement.

Annual royalties on the 2007 royalty sale will be payable at rates ranging from $49.78 to $117.38 per ounce of gold produced during the period of the agreement to the later of December 31st, 2017 and five years after the end of commercial production from the mine. Annual royalties on the 2006 royalty sale will be payable at rates ranging from $29.26 to $155.36 per ounce of gold produced during the period of the agreement to the later of December 31st, 2016 and five years after the end of commercial production from the mine. Annual royalties on the 2005 royalty sale will be payable at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31st, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 100% subsidiaries of Rice Lake Gold Corporation will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, the purchaser of the royalties will have the right to sell ("Put") their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiaries of Rice Lake Gold Corporation's pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2016 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

17. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the period.

Net loss available to common shareholders for the six month period ended June 30th, 2007 is $16,496,273 (June 30th, 2006 - $13,003,063).

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Basic and diluted shares outstanding	150,178,356	112,313,625	146,084,600	106,621,673

18. Risk management and fair values

In the normal course of its operations, the Company is exposed to a number of risks that can affect its operating performance. Management's close involvement in operations helps identify risks and variations from expectations. The Company has not designated transactions at hedging transactions to manage risk. As a part of the overall operation of the Company, management considers the avoidance of undue concentrations of risk. These risks include, and the actions taken to manage them are as follows:

Interest rate risk

Fluctuations in interest rates that can create a cash flow risk for debt subject to variable interest rates.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Currency and commodity price risk

The Company is exposed to foreign exchange risk and commodity price risk as a marketable security that it owns is based on the price of gold. The Company also has a USD bank account for settlement of liabilities that arise in USD.

19. Commitments and contingencies

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1st, 1992. The license fee is payable annually to the Province of Manitoba.

The Company is involved in and potentially subject to various claims by third parties arising out of the normal course and conduct of its business. The outcome and amount of such claims is not reasonably determinable.

In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital, and commodity taxes and as a result of these audits may receive assessments or reassessments. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

To satisfy the closure plan described in Note 10, the Company has agreed to provide a cheque, bond, or letter of credit in the amount of $40,000 as well as a pledge of the current estimated salvage value of mine assets being more than sufficient to cover the calculated value of mine closure and post closure monitoring costs.

San Gold Corporation

Head Office
PO Box 1000
Bissett MB R0E 0J0

email: info@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the three months ending June 30, 2007

Dated: August 29, 2007

Management Discussion and Analysis
For the three months ended June 30, 2007

1.1 Date of Report

August 29, 2007

1.2 Overall Performance

The following management discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's audited annual financial statements for the period ending December 31, 2006 and notes thereto and the Company's unaudited financial statements for the three months ended June 30, 2007. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

Management conceptualizes the company as the combined activities of two entities being San Gold Corporation and Rice Lake Gold Corporation. San Gold's main operation consists of exploring for and producing gold primarily in the Bissett area of Manitoba, Canada. The main business of Rice Lake Gold Corporation, San Gold's wholly owned subsidiary through Rice Lake Joint Venture Inc., is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada and the exploration for new gold deposits in the Rice Lake gold belt. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production. The San Gold #1 Mine (part of the operations of Rice Lake Gold Corporation) commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in 2007. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006.

Until such time as both gold mines and the mill achieve full commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on continued financings. The financings undertaken this year, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. If the amount of liquidity proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity or debt financing. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

The Company's unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.3 Selected Annual Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at **www.sedar.com.**

1.4 Results of Operations

During the quarter ended June 30th, 2007, and subsequently, the Company concentrated on developing its two active mining properties: firstly the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only mining and milling facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of Bissett. The initial loads of test ore from early long holes from San Gold #1 continued to be mined and milled during the quarter.



Rice Lake Gold Mine, Bissett Manitoba



Q2 Rice Lake Mine Sample

Additionally, the Company maintained an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. The Company undertook significant exploration activities at the Cartwright Zone, adjacent to existing mineral properties. The Company capitalized $871,069 of exploration activity related to the Cartwright zone during the quarter. Overall, the Company controls 15 kms of mine horizon, containing the Rice Lake Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds approximately 7000 hectares of exploration property in the Belt. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

1.4 Results of Operations (continued)

The Company recognized revenue during the quarter of $1,378,384 on 1,997 oz. of gold shipped by the Company (Q2 2006 - $0). This represents an increase over the previous quarter's sales of 595 oz. and no sales in the same quarter last year or last year to date period. The Company is still expending resources on maintaining and bringing its operations to higher levels of productive utilization. There are a significant amount of fixed costs associated with enhancing the productive ability of operations which contribute to the increased level of expenditure over the previous year. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Towards this end, the Company was successful in completing a private placement financing of $21,714,466 during the latter part of the quarter.

The Company capitalized $1,924,443 of expenditures during the most recently completed quarter ($5,723,616 for the YTD) related to the Rice Lake and SG #1 mineral properties and the Cartwright zone and acquired $926,508 of property, plant and equipment during the quarter ($2,760,121 for the YTD).

The Loss from operations for the quarter ended June 30, 2007 was $5,482,391 compared to $3,013,685 in the same quarter last year. $739,805 of this increase is attributable to the commencement of depletion on mineral properties and amortization of property plant and equipment; $1,728,901 of the increase is due to an increased level of fixed overhead as operations get closer to full production. There was no production in the same quarter last year so activity was directed towards developmental activities

Exploration expenses are lower than the same quarter last year by $650,566 largely due to the capitalization of activities related to the Cartwright zone – much of the exploration activity undertaken in the most recent quarter were not in an area where the Company is currently capitalizing so while the amount capitalized is up from the previous year it is down from the most recently completed quarter. General and Administrative expenses are comparable to the same quarter last year. General and administrative expenses are largely related to the level of consultant and legal and accounting activity, management continues to look for efficiencies in this expense item. There is also additional Royalty expense in the three months ended June 30th , 2007 of $1,005,213 – this expense is largely offset by interest revenue from the restricted promissory note interest income recognized in Other Revenue.

As a result of the above noted, the loss for the 3 months ended June 30, 2007 was $9,436,968 compared to a loss in the prior year in the same quarter of $7,893,691 and on a year to date basis, the loss for the six months is $16,496,273 compared to $13,003,063 for the same period last year. It is somewhat difficult to compare the periods directly because the Company is approaching commercial production. As a result, activity levels are significantly higher and amortization of property, plant and equipment have commenced without a commensurate increase in revenue associated with commercial levels of production.

1.5 Summary of Quarterly Results:

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,378,384	453,986	768,771					
Interest and Other Revenue	1,396,414	1,068,901	2,216,958	592,286	1,848,615	693,559	-	-
Income (Loss)	(9,436,968)	(7,059,305)	(2,096,781)	(5,589,537)	(6,688,195)	(4,071,304)	(957,770)	(1,123,178)
Per share (basic and fully diluted)	(0.06)	(0.05)	(0.01)	(0.04)	(0.06)	(0.04)	(0.05)	(0.05)

While there has been modest improvement with the increase in revenue over the last quarter, management anticipates that there will be continued increasing levels of production and stabilization of operational expenses. A lightning strike on Rice Lake mine surface facilities during the quarter shifted activity to some preventative maintenance items and caused the ore that was put through the mill to be largely of a development grade from the SG #1 mine due to the temporary redeployment of miners from the Rice Lake mine.

In considering variations in quarterly activity, of significance in the 4th quarter of 2006 and to a lesser extent in the second quarter of 2006 was the inclusion of revenues received on account of the Red Mile royalty and investment transactions. These revenues and expenses continue into the 2007 fiscal year. Note that gold revenue is identified in the fourth quarter of 2006. Management also notes that the level of gold inventory increased at the end of the most recently completed quarter by $578,204 over December 31, 2006 as a result of gold in circuit that was poured and shipped early in the subsequent period. Revenue on this gold will not be recognized until the third quarter.

The Company includes $303,000 in debenture interest satisfied by the issuance of shares and $989,285 of stock based compensation expensed during the quarter.

1.6 Liquidity

As at June 30, 2007, the Company had $6,377,416 in cash and cash equivalents compared to $12,210,678 on December 31, 2006. As at June 30, 2007, the Company had a working capital surplus of $5,513,395 compared to a working capital surplus of $12,309,769 on December 31, 2006. Note that debentures which were issued in February of 2006 and are due in February 2008 and are convertible into common shares at $0.80 per share represent $7,605,907 of current liabilities. In addition, current liabilities include the current portion of a royalty obligation that will be satisfied by the interest on a promissory note in the amount of $2,010,430. Without consideration of these two items, the Company would be in a working capital surplus position of $15,129,732. This number does not have a defined meaning according to GAAP but management believes it provides useful information to the users of financial information.

The Company continues to meet its obligations and discharge its liabilities as they become due, a necessary condition to maintain its assets and to carry the Rice Lake (Bissett) mine and San Gold #1 mines into full production. The Company is dependent on the continued improvements in operations and/or the success of future financings towards achieving its plan.

1.7 Capital Resources

During, the quarter, the Company continued to work towards its mine and mill development plans and to carry out its planned exploration programs. Of great significance was the successful private placement financing of $22,402,294 completed during the quarter. This will permit continued execution of the business plan towards continued increasing production and development of the properties.

The Company has capitalized $2,850,991 in mineral properties and plant and equipment for the quarter to date ($8,483,735 YTD) compared to $271,825 in the same quarter last year ($557,533 prior YTD).

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Accounts receivable include $51,500 (December 31st, 2006 - $1,314,333) due from shareholders relating to the issue of share capital. The amounts are unsecured and have no fixed terms of payment.

Wynne Mining Ltd., Wynne Drilling Ltd., Wynne's Place Ltd., and Hugh Wynne

	Three Month Period Ended		Six Month Period Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Balance, beginning of the quarter	$ 545,607	$ 171,631	$ (45,792)	$ (154,082)
Exploration expenses	361,753	1,031,156	1,826,753	1,954,549
Management fees	9,000	9,000	18,000	18,000
GST on services	18,215	72,811	101,566	138,078
Payments issued	(829,173)	(1,403,354)	(1,795,125)	(2,075,301)
Shares issued	-	-	-	-
Balance, end of the quarter	**$ 105,402**	**$ (118,756)**	**$ 105,402**	**$ (118,756)**

During the six month period, the Company purchased services for the sum of $1,844,753 (June 30th, 2006 - $1,972,549) from Hugh Wynne, Wynne Mining Ltd. Wynne's Place Ltd., and Wynne Drilling Ltd., (corporations controlled by Hugh Wynne) who is a director and executive chairman of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general & administrative expenses on the Company's statement of operations and deficit. The amounts due to Hugh Wynne and controlled corporations on June 30th, 2007 of $105,402 (December 31st, 2006 - $(45,792)) are included in the accounts payables (December 31st, 2006 – accounts receivables) on the Company's interim consolidated statement of financial position. This balance is due on demand and has arisen from the provision of the services referred to above.

	Three Month Period Ended		Six Month Period Ended	
Dale Ginn	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Balance, beginning of the period	n/a	$ (12,420)	n/a	$ (12,420)
Salary & employee benefits		24,678		49,356
Direct exploration expenses		9,000		18,000
Management fees		9,000		18,000
Travel expenses		4,461		7,921
GST on services		1,572		3,074
Payments made		(48,711)		(96,351)
Balance, end of the period	**n/a**	**$ (12,420)**	**n/a**	**$ (12,420)**

Dale Ginn became an employee of the Company effective January 1, 2007. In the same period last year the Company purchased services for the sum of $85,356 from Dale Ginn, who is the president and CEO of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of exploration expenses and general and administrative expenses on the Company's interim consolidated statement of operations and deficit.

Directors' compensation

The majority of the directors of the Company do not receive any fixed salary. The Company pays outside directors a fee of $3,000 per month in their capacity as directors. In the three month period ended June 30th, 2007, total Director compensation in their capacity as Directors was $36,000 (2006 - $nil).

1.11 Proposed Transactions

There are no proposed transactions that may be disclosed at this time.

1.12 Critical Accounting Estimates

Please refer to the notes to our annual financial statements disclosed on www.sedar.com for a complete description of critical accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

The Company initially adopted the following accounting policy during the quarter:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments:

- **Section 3855, "Financial Instruments – Recognition and Measurement"**
- **Section 3865, "Hedging"**
- **Section 1530, "Comprehensive Income"**
- **Handbook Section 3861 – Financial Instruments – Disclosure and Presentation**
- **Handbook Section 3251 – Equity**
- **Handbook Section 1506 – Accounting Changes.**

These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

a. Section 3855, "Financial Instruments – Recognition and Measurement"

This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances, Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of the adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. The effective interest method of amortization is used for any transaction costs for financial instruments measured at amortized cost.

Financial assets are classified as loans and receivables, held-to-maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities. Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in a table below.

Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.

Available-for-sale financial assets are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.

Derivative instruments are recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in net earnings, except for derivatives that are designated as cash flow hedges, in which case the fair value change for the effective portion of such hedging relationships are recognized in Other Comprehensive Income.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

The Company may designate any financial instrument whose fair value can be reliably measured as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.

The Company has designated its Accounts payable, Convertible debentures, Long term debt and Royalty obligation as other liabilities pursuant to CICA Handbook Section 3855, all of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

Cash and marketable securities and Collateral deposit have been designated as held for trading pursuant to CICA Handbook Section 3855, both of which are reflected on the balance sheet at fair value.

The Company has designated Accounts receivable and promissory note as Loans and receivables pursuant to CICA Handbook Section 3855. Both of which are reflected on the balance sheet at amortized cost using the effective interest method of measurement.

As a result of adopting the above standards, the Company recorded a transition adjustment of $40,426 net of tax of $0 to the opening balance of retained earnings in recognition of the adjustment of marketable securities to fair value. There is no transition adjustment attributable to the above standards recognized in the opening balance of AOCI at January 1, 2007.

b. Section 3865 "Hedging"

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies including fair value hedges and cash flow hedges.

In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective as defined by the standard ("effective"), will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion as defined by the standard ("ineffective") will be recognized in net earnings. The amounts recognized in AOCI will be reclassified to net earnings in those periods in which net earnings is affected by the variability in the cash flows of the hedged item.

Deferred gains or losses on the hedging instrument with respect to fair value hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to net earnings over the remaining term of the hedged item for fair value hedges, and for cash flow hedges will be recognized in AOCI and reclassified to net earnings in the same period during which the hedged item affects net earnings. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses will be recognized in the opening balance of deficit on transition.

The Company presently does not have any hedging transactions.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

c. Section 1530 "Comprehensive Income"

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI generally includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation adjustments net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company's financial statements will include a statement of other comprehensive income for any items included in OCI while the cumulative amount and accumulated other comprehensive income ("AOCI"), will be presented as a category of shareholders' equity.

d. Section 3251 "Equity"

With the introduction of the new standards relating to financial instruments, the CICA has replaced previous Section 3250 – Surplus with Section 3251 – Equity. This new section establishes standards for the presentation of equity and changes in equity during the reporting period.

e. Section 3861 "Financial Instruments – Disclosure and Presentation"

This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and the Company's policies for controlling those risks.

f. Section 1506 "Accounting Changes"

The objective of this Section is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities.

1.13 Changes in Accounting Policies including Initial Adoption (continued)

g. Future changes to significant accounting policies

CICA Handbook Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These new sections will replace CICA Handbook 3861. These Sections establish standards for presentation of financial instruments and non-financial derivatives and complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Handbook Section 3855 – Financial Instruments – Recognition and Measurement, Handbook Section 3865 – Hedges. The sections deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA Handbook Section 1535 – Capital Disclosures will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The section will require the Company to disclose information that enables users of its financial statements to evaluate the Company's objectives, policies and processes for managing capital. The Company is currently considering the affect on the financial statements of the new standards.

CICA Handbook Section 3031 – Inventories will be effective for fiscal years beginning on or after January 1, 2008. The objective of the section is to prescribe the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. The Section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

San Gold did capitalize expenditures associated with mining properties and related equipment during the quarter in the amount of $2,850,991 as, consistent with policy, in the opinion of management there is now the probability of future benefit with a known time horizon and the existence of an economic plan. No such capitalization occurred in the same quarter of the previous year. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

The Company does not undertake hedging or speculation activities other than timing differences associated with making gold available for sale and selling it. As noted, the Company is evaluating its disclosure in this regard in light of new rules that are coming into effect.

1.15 Other MD&A Requirements and other additional disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has minimal revenues and acquires its operating funds primarily by means of equity and debt issues. Of the amount capitalized, $441,080 for the quarter and $2,634,998 for the YTD was on account of development at the SG #1 mine and $555,232 for the quarter and $1,784,523 for the YTD was at the Rice Lake mine and $871,069 for the quarter and $1,816,514 for the YTD was related to activities at the Cartwright zone. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Discussion on Internal Controls

In interpreting the following two sections on Disclosure Controls and Procedures and Internal Control over Financial Reporting, readers are cautioned that a control system can only provide reasonable, not absolute, assurance that the objectives of the control system are achieved. Due to the inherent limitations in all control systems, an evaluation of controls cannot provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Inherent limitations include the possibility that the assumptions and judgments of management could ultimately prove to be incorrect under varying conditions and circumstances; or that isolated errors could prove to have a significant impact on the reliability of information.

Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and it is not possible to provide complete assurance that a control system will succeed in achieving its stated goals under all potential future conditions.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators). These responsibilities include : (i) designing the Company's disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them during the time period where quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD & A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation. In connection therewith, the board of directors has created a disclosure committee which has within its mandate to oversee the Company's disclosure practices.

1.15 Other MD&A Requirements and other additional disclosure (continued)

San Gold's management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2007 in providing reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are also responsible for establishing and maintaining internal control over financial reporting (as required by Multilateral Instrument 52-109). These responsibilities include: (i) designing the Company's internal control over financial reporting, or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and (ii) causing the Company to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Internal control over financial reporting should include policies and procedures that establish, among others, the following items:

- Maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
- Receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
- Reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, carried out an assessment of the design of the Company's internal controls over financial reporting and concluded that the following weaknesses existed as at June 30, 2007 and required disclosure. These items have been reported to the Audit Committee and the Board of Directors, and the remedial actions described below have been mandated by the Board.

1.15 Other MD&A Requirements and other additional disclosure (continued)

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management's substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company has initiated a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a set of policies and procedures. The completion of documentation and implementation of the initiative will proceed during 2007.

Information Systems

The Company determined that its information systems and supporting processes require improvements to adequately protect the Company and to provide management information in a timely manner especially given the rapid pace of growth of the Company. It was determined that the current use of multiple systems is inefficient and created inconsistencies in systems, policies, and procedures. In the latter portion of 2006, the Company accelerated its efforts to migrate onto a common platform (for MIS) and hired consultants to formulate and, with management, implement the necessary changes during 2007.

Segregation of Duties

Due to personnel constraints, the Company is reliant on the performance of compensating procedures during its financial close process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These compensating controls include:

- Review of all balances and reconciliations;
- Analytical review and review of performance against expectations.

During the latter part of 2006 and first two quarters of 2007 and the period immediately subsequent, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

- Detailed review of controls and recommendations from external consultant,
- Strengthened technical expertise in the accounting and finance areas of the organization;
- Improved overall leadership and governance of the Company with the addition of a new independent member to the Board of Directors, including a new chair of the Audit Committee.
- Updated or created written Board Mandate, Code of Ethics, Insider Trading Policy, Disclosure Committee, and Position Descriptions for Directors and Senior Officers, updated the charter for the Governance, Compensation and Nominating Committee and the Whistleblower Policy.
- Began process to enhance security over assets and data.

Outstanding share data

As of August 29, 2007, the date of this report, the Company had 168,139,333 common shares outstanding and an unlimited number of authorized common shares.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com .

END